 Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and six months ended June 30, 2023 Dated: August 7, 2023

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three and six months ended June 30, 2023 (“Q2 2023”). It is prepared as of August 7, 2023 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2023 together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca, on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov and on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Forward-Looking Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements” at the end of this MD&A.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see ‘Related Party Transactions’ below).

2.	DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day (“tpd”) Juanicipio Mine, operated by Fresnillo plc (“Fresnillo”) (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

3.	HIGHLIGHTS – JUNE 30, 2023 & SUBSEQUENT TO THE QUARTER END

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

✓	Concentrate production at the high-grade Juanicipio Mine commenced in Q1 2023.

✓	Following the successful commissioning phase at Juanicipio, the processing facility has been operating at or above 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%.

✓	On June 5, 2023, the Company announced that the Juanicipio mine, processing facility and other vital systems were operating in line with, or rapidly approaching design capacity, and therefore declared full commercial production effective June 1, 2023. All major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain ongoing production levels.

✓	During Q2 2023, as a result of the successful commissioning of the Juanicipio processing facility, processing of higher-grade material commenced with commensurate improvements in silver recovery and associated concentrate grades. Average head grade for Q2 2023 was 498 grams per tonne (“g/t”).

✓	After completion of the start-up phase, approximately 4.4 million ounces of silver have been produced from the Juanicipio processing facility from March 2023 to the end of June 2023, and production is expected to continue to increase steadily through Q3 where it is envisioned the processing facility will be running at nameplate.

✓	MAG was included in the NYSE Arca Gold Miners Index which is tracked by the VanEck Vectors Gold Miners ETF (“GDX”) effective June 20, 2023.

✓	MAG reported net income of $19,390 or $0.19 per share for the three months ended June 30, 2023 ($7,562 or $0.08 per share for the three months ended June 30, 2022).

OPERATIONAL (on a 100% basis unless otherwise noted)

✓	As reported by the operator, Fresnillo, the Juanicipio operation remains on track to reach nameplate production during Q3 2023. Excess mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) on an available capacity basis.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

✓	For the three months ended June 30, 2023:
•	377,718 tonnes of mineralized material were processed through the Juanicipio, Fresnillo and Saucito plants, with 4,877,460 payable silver ounces, 9,537 payable gold ounces, 3,066 payable lead tonnes and 4,582 payable zinc tonnes sold;
•	average silver head grade was 498 g/t; and
•	revenue (net of treatment and processing costs) totalled $134,775, less $54,571 in production and transportation costs and $17,400 in depreciation and amortization charges, netting $62,804 in gross profit by Juanicipio.

✓	For the six months ended June 30, 2023:
•	599,741 tonnes of mineralized material were processed through the Juanicipio, Fresnillo and Saucito plants, with 6,878,434 payable silver ounces, 14,827 payable gold ounces, 4,348 payable lead tonnes and 69,238 payable zinc tonnes sold;
•	average silver head grade was 448 g/t; and
•	revenue (net of treatment and processing costs) totalled $186,257, less $81,949 in production and transportation costs and $25,355 in depreciation and amortization charges, netting $78,953 in gross profit by Juanicipio.

✓	At the end of the quarter, Juanicipio held cash balances of $8,539, flat relative to the first quarter. Strong operating cash flows driven by higher milling rates, higher feed grade and stronger metal prices were offset by ramp up of working capital requirements and ongoing underground development expenditures.

CORPORATE

✓	The Company is progressing its second annual sustainability report (the “2022 Sustainability Report”). The 2022 Sustainability Report will reinforce the Company’s environmental, social and governance (ESG) commitments and provide updates to the Company’s ESG practices and performance for the 2022 year. In October 2022, MAG submitted its inaugural sustainability report for the 2021 year (the “2021 Sustainability Report”) and its Communication on Progress (“CoP”) to the United Nations Global Compact (“UNGC”) and is completing the subsequent CoP for 2022 to reaffirm its commitment to the 10 Principles of the UNGC. MAG’s 2021 Sustainability Report is available on the Company’s website at https://magsilver.com/esg/reports/.

✓	The Company announced the appointment of Gary Methven as Vice President, Technical Services effective May 1, 2023, and the promotion of Jill Neff to Vice President, Governance and Company Secretary effective May 1, 2023.

✓	The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, at a price of $14.65 per common share. Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 common shares on a “flow-through basis” (as defined in the Income Tax Act (Canada)) (the “Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share.

✓	On April 29, 2023, the Mexican Senate approved material amendments to the Federal Mining Law (as defined herein), which amendments were approved by Mexico’s Federal Executive Branch. The amendments were published in the Official Gazette of the Mexican Federation on May 8, 2023 bringing the amendments into law on May 9, 2023. The Company is conducting a thorough review and evaluation of potential implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation. See “Trend Information” for further information regarding the nature of the proposed amendments.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

EXPLORATION

✓	Juanicipio Project:
•	Infill drilling at Juanicipio continued in Q2 2023, with three rigs on surface and three underground with the goals of upgrading and expanding the Valdecañas Vein system at depth and further defining areas to be mined in the near to mid term. During the quarter, 5,814 metres (9,924 metres year to date (“ytd”)) and 5,926 metres, (10,455 metres ytd) were drilled from surface and underground respectively.

✓	Deer Trail Project (as defined herein), Utah:
•	Results from the 12,157 metres in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17 and August 3, 2023 (see Press Releases under the Company’s SEDAR+ profile at www.sedarplus.ca) and highlights include:

▪	Carissa Zone Discovery: holes DT22-09 and 10 contain, by far, the most widespread mineralization and strongest alteration yet drilled on the property. Both holes cut several hundred metres of progressively increasing Argentiferous (silver-bearing) Manganese-Oxide Mineralization (“AMOM”), marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasive mineralized skarn.
▪	DT22-09 intercepted 273.8 metres of distinctive mineralized sulfide lacing averaging 12 g/t silver, 0.2% copper, 0.1% lead and 0.2% zinc, with individual sulphide bands grading 59-266 g/t silver, 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc and trace-1.5 g/t gold.
▪	The lacing zone in hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.
▪	DT22-10 cut the same progression of alteration as DT22-09 over 115.6 metres before being lost in sulphide lacing mineralization.
▪	DT22-11: 400 metres north of Carissa discovery cut a 23.5 metres zone of multiple stacked semi-massive sulfide mantos, the best of which grades 150 g/t silver, 1.1 g/t gold, 0.8% copper, 4.9% lead and 4.1% zinc over 5.0 metres.
▪	DT22-12: 800 metres northwest of Carissa cut 33.0 metres grading 0.6 g/t gold encompassing four high-grade gold zones the best of which ran 6.1 g/t gold over 1.5 metre.
▪	DT22-13: 1.7 km southeast of the Carissa cut six strong copper-gold bearing structures, the best of which graded 2.2 g/t gold and 2.1% copper over 4.2 metres.

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

▪	Mineralization intercepted in holes DT22-05 through 08 within the Deer Trail mine corridor differs compositionally, texturally and geologically from that observed at Carissa, indicating they were likely fed along a separate mineralization pathway from those responsible for Carissa mineralization.
▪	The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems. The distinctly different mineralization styles of the separate zones are hallmark indicators of a significant, long-lived, multi-stage CRD, potentially sourced from a productive Porphyry Copper-Molybdenum intrusive center. Results obtained provide strong support for Phase 3 drilling, currently underway to seek that porphyry center.

•	MAG has started drilling the first of up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at Deer Trail and Carissa. Future drilling is planned to offset Carissa and test other high-potential targets.

✓	Larder Project, Ontario:
•	In 2022, MAG initiated a comprehensive data review and initial drilling on the Larder Project. The drilling program focused below and lateral to potential mineralization shoots.

•	In total, 10 holes (10,413 metres) were drilled in 2022 by the Company on the Cadillac-Larder Break East zone. The campaign proved favourable stratigraphy exists at depth and has allowed for the acquisition of the deepest structural data recorded in the history of the property. Assay results extended the Bear East mineralization to a depth of 600 metres from surface with isolated gold values up to 5.9 g/t gold.

•	Drilling in January 2023 focused in the previously underexplored Swansea area on the west side of the property, that tested and confirmed a 730 metres East – West trending geophysical anomaly coincident with the Cadillac-Larder Break (as defined herein). In total 4,562 metres in 7 holes were completed with all holes intercepting up to 50 metres of pervasive sericite +/- fuchsite/carbonate alteration and silicification within and surrounding the Cadillac-Larder Break. Gold mineralization was encountered in 6 of 7 drillholes across the 730 metres strike length with isolated values ranging from 1.0 to 4.8 g/t gold.

•	After completing the initial drilling campaign, the geological team embarked on a comprehensive property-wide data re-evaluation which included review of all historic drilling, selective relogging, re-assaying all available pulps with 4-acid digestion, additional geophysics, field mapping and sampling. These datasets are now undergoing systematic reinterpretation to build a unified project model for developing a well-defined pipeline of drill targets to be tested by multiple rigs turning over the next year and a half.

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

•	On July 12, 2023 drilling resumed at the Larder Project to test additional targets by the end of the year on the Cheminis and Bear areas. A minimum of 17,000 metres of drilling is planned.

4.	JUANICIPIO PROJECT

HISTORY AND BACKGROUND

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns the Juanicipio Mine. Fresnillo is the operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio processing facility and mining equipment to be leased to Minera Juanicipio. As MAG has a 44% interest in each of Minera Juanicipio and Equipos Chaparral, the two are collectively referred to herein as “Juanicipio”.

MAG independently commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project, which was completed in accordance with NI 43-101 and announced by the Company on November 7, 2017. AMC subsequently prepared a revised version of the technical report titled “MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated)” with an effective date of October 21, 2017 and a revised date of January 19, 2018 (the “2017 PEA”). As shareholders of Minera Juanicipio, Fresnillo and MAG jointly approved the Juanicipio Project mine development on April 11, 2019, following which project construction commenced immediately and the underground mine development continued.

Development and exploration of, and production from, the Juanicipio Mine are all being carried out by the project operator, Fresnillo, with MAG being represented in all Juanicipio board of directors, technical committee, joint health and safety committee and ad-hoc meetings. Commissioning of the processing facility was performed under the guidance of an Engineering, Procurement and Construction Management contract entered into with an affiliate of Fresnillo. MAG’s share of project costs was funded by operating cash flow from underground mine production, by cash calls through its 44% interest in Juanicipio and, to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest. An operator services agreement became effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine (the “Operator Services Agreement”). Both lead and zinc concentrate offtake agreements have been executed by Minera Juanicipio with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”) (an affiliate of Fresnillo), under which both concentrates are being sold and treated at international benchmark market terms in Torreón, Mexico.

Underground development and construction of surface infrastructure and facilities progressed largely according to the plan envisioned in the 2017 PEA, with the exception of the commissioning of the 4,000 tpd processing facility (see “Processing Facility Construction and Commissioning” below). The Juanicipio beneficiation plant, which was energized following connection to the national power grid in December 2022, commenced commissioning and full-scale ramp-up of milling activities in Q1 2023. In March 2023, Juanicipio commenced concentrate production and shipped its first commercial lead and zinc concentrates. According to operator Fresnillo, the operation remains on track to reach nameplate production in Q3 2023. Excess mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) (see ‘Underground Mine Production’ below) on an available capacity basis.

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Total Juanicipio Project expenditures incurred and capitalized by Juanicipio (on a 100% basis) for the three months ended June 30, 2023 amounted to $20,040 (six months ended June 30, 2023: $40,328). Of the total capitalized expenditures, $11,577 (six months ended June 30, 2023: $23,134) are development expenditures, $6,535 (six months ended June 30, 2023: $13,133) are sustaining capital expenditures (capital expenditures that are intended to maintain ongoing operations), and $1,928 (six months ended June 30, 2023: $4,061) are exploration expenditures.

Gross profit (revenue less cost of sales including depreciation and amortization) from processing Juanicipio mineralized development and stope material at the Juanicipio, Saucito and Fresnillo plants for the three and six months ended June 30, 2023 totalled $62,804 and $78,953 respectively (three and six months ended June 30, 2022: $37,262 and $83,483, respectively) on a 100% basis (see ‘Underground Mine Production – Juanicipio Project’ below).

UNDERGROUND MINE PRODUCTION

In the three months ended June 30, 2023, a total of 377,018 tonnes of mineralized development and stope material were processed through the Juanicipio, Saucito and Fresnillo plants. The resulting payable metals sold and associated processing details are summarized in the following table. The sales and treatment charges for tonnes processed in Q2 2023 were recorded on a provisional basis and will be adjusted in the third quarter of 2023 based on final assay and pricing adjustments in accordance with the offtake contracts.

Mineralized Material Processed at Juanicipio, Saucito and Fresnillo Plants (100% basis)

Three Months Ended June 30, 2023 (377,718 tonnes processed)				Q2 2022 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	4,877,460 ounces	23.69 per oz	115,555	47,070
Gold	9,537 ounces	1,957.47 per oz	18,668	9,388
Lead	3,066 tonnes	0.94 per lb.	6,367	2,135
Zinc	4,582 tonnes	1.07 per lb.	10,807	6,199
TCRCs and other processing costs			(16,622)	(9,568)
Net Revenue			134,775	55,224
Production and transportation costs			(54,571)	(12,717)
Depreciation and amortization (1)			(17,400)	(5,245)
Gross Profit			62,804	37,262

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

In the six months ended June 30, 2023, a total of 599,741 tonnes of mineralized development and stope material were processed through the Juanicipio, Saucito and Fresnillo plants. The resulting payable metals sold and associated processing details are summarized in the following table.

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Mineralized Material Processed at Juanicipio, Saucito and Fresnillo Plants (100% basis)

Six Months Ended June 30, 2023 (599,741 tonnes processed)				Six Months Ended June 30, 2022 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	6,878,434 ounces	23.47 per oz	161,430	102,969
Gold	14,827 ounces	1,958.20 per oz	29,035	19,678
Lead	4,348 tonnes	0.94 per lb.	9,028	4,619
Zinc	6,238 tonnes	1.16 per lb.	16,015	11,911
TCRCs and other processing costs			(29,251)	(19,037)
Net Revenue			186,257	120,140
Production and transportation costs			(81,949)	(27,981)
Depreciation and amortization (1)			(25,355)	(8,676)
Gross Profit			78,953	83,483

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

The average silver head grade for the mineralized development and stope material processed in the three and six months ended June 30, 2023 was 498 g/t and 448 g/t respectively (three and six months ended June 30, 2022: 567 g/t and 582 g/t, respectively). The lower head grades were impacted by the processing of lower grade stockpiles which were earmarked for the commissioning and ramp-up phase of the Juanicipio processing facility. Since completing its start-up phase in March 2023, the Juanicipio processing facility has been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%.

The increase in Q2 2023 net revenue quarter-on-quarter ($186,257 in the current quarter compared to $51,482 in Q1 2023) was a function of a 137% increase in blended metal volumes and a 1% increase in realized blended metal prices. The higher metal volume was driven predominantly by a 70% increase in tonnes processed and a 37% higher silver head grade as higher grade material was introduced to the Juanicipio processing facility following its successful commissioning and ramp-up phase.

From August 2020 to June 30, 2023, a total of 1,569,653 tonnes of mineralized material from the Juanicipio Mine have been processed, with 330,799 tonnes at the Juanicipio processing facility and 1,238,854 tonnes at the two Fresnillo processing plants. By bringing forward the start-up of the underground mine and processing mineralized development and stope material at the Fresnillo plants in advance of commissioning the Juanicipio processing facility, MAG and Fresnillo secured several positive outcomes for the Juanicipio Project:

•	generated cash-flow from production to offset some of the cash requirements of the initial and sustaining capital;
•	realized commercial and operational de-risking opportunities;
•	de-risked the flotation process and reagent mix through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
•	increased certainty around the geological block model prior to start-up of the processing facility; and

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

•	is expected to allow a faster and more certain ramp-up to the nameplate 4,000 tpd processing facility design.

PROCESSING FACILITY CONSTRUCTION AND COMMISSIONING

The Juanicipio Project team delivered the 4,000 tpd processing facility for commissioning in the fourth quarter of 2021. However, as previously reported, in late 2021, the Comisión Federal de Electricidad (“CFE”), a state-owned electrical company, notified Fresnillo that approval to complete the tie-in to the national power grid could not yet be granted and the processing facility commissioning timeline would therefore be extended. This delay primarily related to staffing effects related to the COVID-19 pandemic on the state-owned electrical company. To mitigate the effect on cash flow generation from the Juanicipio Project while CFE approvals were pending, Fresnillo made available unused plant capacity at its Saucito and Fresnillo operations to process mineralized material produced at the Juanicipio Project during this period, matching commissioning and ramp up tonnages that were previously expected, where possible. On December 28, 2022, the Company announced its receipt of CFE approval, the completion of the electrical tie-in to the national power grid and the envisioned commissioning of the 4,000 tpd processing facility. Commissioning commenced in early January 2023 with feed of lower grade mineralized material to the grinding mills. Processing of higher-grade material commenced in April with commensurate improvements in silver recovery and associated concentrate grades. The Juanicipio processing facility has been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%. On June 5, 2023, the Company announced that following a successful commissioning period, the Juanicipio mine, processing facility and other vital systems were operating in line with, or rapidly approaching design capacity, and therefore declared full commercial production effective June 1, 2023. All major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain ongoing production levels.

UNDERGROUND DEVELOPMENT

As discussed above, the mineralized material encountered in underground development and from initial stopes at Juanicipio, is now being processed at Juanicipio as well as the nearby Fresnillo owned processing plants (see ‘Underground Mine Production’ above).

Now in full production, mineralized material from mining is hauled to an underground crushing station and crushed underground. The crushed mineralized material is trucked to the processing facility until the conveyor ramp and belt are completed. The upper and lower segments of the conveyor ramp were connected in December 2022, greatly improving ventilation and allowing conveyor construction to begin. When the conveyor is completed, the crushed mineralized material will be conveyed directly from the underground crushing station to the processing facility area via the conveyor ramp. The conveyor ramp provides access to the entire Valdecañas underground mining infrastructure and as mentioned above serves as a fresh air entry for the ventilation system. As well, the long-term mine ventilation system is nearing completion with the #1 and #2 ventilation shafts commissioned and ventilating some of the lower areas of the mine.

Total underground development to date is approximately 67 km (42 miles), including 3.43 km (2.13 miles) and 6.88 km (4.28 miles) completed during the three and six months ended June 30, 2023, respectively. Underground mine infrastructure is well advanced and development continues to focus on:

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;
•	making additional cross-cuts through the vein and establishing the initial mining stopes;
•	finalizing construction of the underground warehouse, fuel storage and pumping station; and
•	integrating additional ventilation and other associated underground infrastructure.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill has been chosen as the mining method for the higher levels in this section. Several longhole stopes have been in operation for the past year, and this will be the preferred mining method through the main central section and eastern side of Valdecañas Vein, and ultimately the west side as well, once ground conditions improve with depth.

PROJECT CAPITAL

With the processing facility completed and commercial production declared on June 1, 2023, all major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain ongoing production levels. Going forward, cash flow from ongoing operations, along with the cash held by Juanicipio at June 30, 2023 of $8,539 on a 100% basis, are expected to substantially fund any remaining capital requirements as Juanicipio approaches free cash flow generation. Additional funding requirements related to market conditions (i.e. lower metal prices or higher inflation driving higher costs for instance), or for additional capital in excess of the operating cash flow generated may need to be funded by further cash calls required from Fresnillo and MAG (see ‘Liquidity and Capital Resources’ below).

OUTLOOK

On a 100% basis, after completion of the start-up phase, approximately 4.4 million ounces of silver have been produced from the Juanicipio processing facility from March 2023 to the end of June 2023, and production is expected to continue to increase steadily through Q3 2023 where it is envisioned the processing facility will be running at nameplate of 4,000 tpd. An Operator Services Agreement became effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine. Subject to available capacity, excess mineralized material from Juanicipio may continue to be processed at the Fresnillo and Saucito processing plants (both 100% owned by Fresnillo), with the lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex.

EXPLORATION – Juanicipio Project

Most of the Juanicipio Project concession remains unexplored with many untested targets still to be pursued within the property. Drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to further trace mineralization to depth.

2023 Exploration Program

The Q2 2023 expenditures for the 2023 exploration program totalled $1,928 (six months ended June 30, 2023: $4,061) on a 100% basis, for drilling designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to explore other parts of the Juanicipio concession. Drilling is on-going with 3 surface rigs. Current drilling is focused on infilling the Valdecañas Vein System including Anticipada, Pre-Anticipada and the Venadas structures.

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Beginning in mid-January 2022, drilling of four holes began on the Los Tajos target in the northwestern corner of the Juanicipio Project concession, roughly 6 km west of the Valdecañas Vein and related underground infrastructure. Thousands of tonnes of mixed kaolinite-illite clays have been mined over the last 25 years by the Cesantoni Ceramics Company from a series of pits developed along the strong northeast-trending Los Tajos structure. This orientation is almost orthogonal to the northwest-trending veins that dominate the district, but is roughly parallel to the high-grade Venadas Vein family that cuts the northwest-trending Valdecañas Vein. Drilling was executed with a highly portable rig to minimize surface disturbance and was completed in Q3 2022.

Due to permitting restrictions, drilling geometries were poor and the man-portable equipment was unable to reach optimal target depths. However, all four holes cut narrow quartz veinlets surrounded by alteration with assay signatures characteristic of high level intercepts. Follow-up drilling is planned from locations with better target geometries and more powerful equipment once surface access and permits are received.

5.	DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to acquire and consolidate 100% of the consolidated historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns (“NSR”) royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual expenditures ($22,215 expended to June 30, 2023) and $2,000 in advanced royalty payments ($650 paid to June 30, 2023), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied (see ‘Exploration and Evaluation Assets’ below).

The Company believes that the Deer Trail Project is a silver-rich carbonate replacement deposit (“CRD”) related to one or more porphyry intrusive centres. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

MAG’s exploration focus is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick, high-potential Redwall Limestone host rock sequence that regional mapping indicates lies just below the interlayered sedimentary and limestone section that hosts the historical Deer Trail mine mineralization. Based on this concept, and the recognition of apparent “feeder” structures to mineralization in the Deer Trail mine, three surface holes totaling 3,927 metres were drilled in the context of the 2021’s Phase I program (see Press Release September 7, 2021 under the Company’s SEDAR+ profile at www.sedarplus.ca). These three holes successfully fulfilled all three initial objectives by:

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

1)	Confirming that the thick section of regionally known Redwall Limestone and other favorable carbonate host rocks continues below the Deer Trail mine;
2)	Confirming and projecting two suspected mineralization feeder structures to depth; and
3)	Intercepting high-grade mineralization related to those structures in host rocks beneath the limits of historical drilling.

A follow up Phase II program was completed in Q1 2023, and included 12,157 metres in total, results were reported on January 17 and August 3, 2023 (see Press Releases under the Company’s SEDAR+ profile at www.sedarplus.ca) and highlights include:

▪	Carissa Zone Discovery: by far the most widespread mineralization and strongest alteration drilled on the property were cut by “Carissa Discovery” holes DT22-09 and 10. Both holes cut several hundred metres of progressively increasing AMOM, marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasive mineralized skarn.
▪	DT22-09 intercepted 273.8 metres of distinctive sulfide lacing (mineralization) averaging 12 g/t silver, 0.2% copper, 0.1% lead and 0.2% zinc, with individual sulphide bands grading 59-266 g/t silver, 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc and trace-1.5 g/t gold.
▪	The lacing zone in hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.
▪	DT22-10 cut the same progression of alteration as DT22-09 over 115.6 metres before being lost in sulphide lacing mineralization.
▪	DT22-11: 400 metres north of Carissa discovery cut a 23.5 metres zone of multiple stacked semi-massive sulfide mantos, the best of which grades 150 g/t silver, 1.1 g/t gold, 0.8% copper, 4.9% lead and 4.1% zinc over 5.0 metres.
▪	DT22-12: 800 metres northwest of Carissa cut 33.0 metres grading 0.6 g/t gold encompassing four high-grade gold zones the best of which ran 6.1 g/t gold over 1.5 metre.
▪	DT22-13: 1.7 km southeast of the Carissa cut six strong copper-gold bearing structures, the best of which graded 2.2 g/t gold and 2.1% copper over 4.2 metres.
▪	Mineralization intercepted in holes DT22-05 through 08 within the Deer Trail mine corridor differs compositionally and geologically from those observed at Carissa, indicating they were likely fed along a separate mineralization pathway from those responsible for Carissa.
▪	The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems. The distinctly different mineralization styles of the separate zones are hallmark indicators of a significant, long-lived, multi-stage CRD, potentially sourced from a productive Porphyry Copper-Molybdenum intrusive center. Results obtained provide strong support for Phase 3 drilling, currently underway to seek that porphyry center.
▪	A comprehensive data review was conducted in Q2 2023 following the completion of Phase II drilling which included revisiting previous holes, relogging of historic holes and interpretation/target generation. The result of this review has opened a number of new targets and solidified the 3 targets in the current drilling campaign.

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Deer Trail Outlook

On May 29, 2023, MAG started a Phase III drilling program designed to test the mineralization of porphyry “hubs” inferred to underlie Mt. Brigham and Deer Trail Mountain. The first hole is currently in progress testing the Alunite Ridge target on the south slope of Mt. Brigham. The Deer Trail Mountain will be drilled next. These porphyry “hub” targets are defined by extensive surface work showing strong coincident geochemical, geophysical and alteration anomalies. These “hubs” are thought to be the source of the fluids that created the Project area’s manto, skarn and epithermal vein mineralization and pervasive alteration seen throughout the Deer Trail Project area including the Deer Trail and Carissa zones. Future drilling is envisioned to offset the Carissa zone discovery holes, follow up other well-mineralized intercepts and test entirely new targets identified by recent geophysical surveys and soil surveys.

6.	LARDER PROJECT

BACKGROUND AND HISTORY

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a C$3,000 convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Gatling Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder project located in the historically prolific Abitibi greenstone belt in Northern Ontario, Canada (the “Larder Project”). Under the terms of the Gatling Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Gatling Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG issued a total of 774,643 common shares in connection with the Gatling Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants. A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 shares of the Company.

The Company has determined that the Gatling Transaction did not meet the definition of business combination under International Financial Reporting Standards (“IFRS”) 3 – Business Combinations and accordingly, has been accounted for as an asset acquisition.

The Larder Project hosts three gold zones along the Cadillac-Larder Break (the “Cadillac-Larder Break”), 35 km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with various mineral claims and various payments upon a production announcement. MAG retained the Larder Project exploration team and has since added to it.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

The Larder property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 8.7 km of strike length of the greater than 250 km long Cadillac-Larder Break, a historically highly-productive regional first-order shear structure. MAG is applying an integrated district-scale exploration model and modern technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region and along neighboring segments of the Cadillac-Larder Break. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics should uncover numerous targets in this highly gold mineralized region.

Unlike in many other shear-hosted gold deposits, where mineralization occurs principally along second or third-order structures solaying off a first-order structure, the Larder segment of the Break also has concentrated ore shoots along the first-order structure. This relationship appears similar to that in well-known neighbouring and nearby gold camps along the Break such as the Kerr-Addison mine (approximately 5 km to the east) and the Kirkland Lake district (approximately 35 km to the west). The Larder segment lacks systematic exploration, especially to depths below 500 metres on the main Break, so MAG will be focusing initial efforts along the Break proper. Subsequent focus will include exploration of the many known-and geophysically indicated- 2nd and 3rd order structures that occur throughout the balance of the sparsely tested claim package. The Kir Vit prospect within the Larder claim package is the most advanced of these and appears hosted by the same structure as the Upper Beaver mine owned by Agnico Eagle Mines Limited currently in construction a few kilometres to the west.

The Larder property has numerous non-technical advantages. It lies in a mining-friendly jurisdiction with a very long history of mining. There are First Nation agreements in place, with positive ongoing dialogue. No significant environmental legacies are known. Infrastructure (electrical, gas, highway, water) and access are excellent; exploration costs are relatively low; experienced labour is readily available in the area; and permitting is streamlined, predictable and timely. Importantly, many initial targets can be drilled from existing permitted pads.

MAG anticipates that the mineralization style and characteristics on this property may be similar as in neighbouring major camps. No assurance of this can be made however, readers are cautioned that, as the Company exploration and drilling programs at the Larder Project advance, results may prove to be materially different from those characterizing adjacent properties.

Larder Project Outlook

On February 16, 2023, MAG closed a bought deal flow-through financing for total proceeds of $17,133 (C$23,024) for exploring the Larder Project during 2023 and 2024. The field team are currently undertaking a comprehensive re-evaluation of all existing drilling, targeted relogging of selected holes, rerunning all available pulps with 4-acid digestion, and additional geophysics, field mapping and sampling. The goal of this property-wide technical reassessment program is to improve understanding of the different styles of mineralization, alteration and structure as a basis to develop a long-term systematic property-wide exploration program. Initial plans are finalized, and drilling resumed on July 12, 2023 with a planned minimum of 17,000 metres for the second half of 2023. The program will expand as new data is collected and ultimately increasing to a multi-rig exploration program in 2024.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

7.	INVESTMENT IN JUANICIPIO

The Company’s investment relating to its interest in Juanicipio is detailed as follows for the six months ended June 30, 2023 and the year ended December 31, 2022:

	June 30,	December 31,
	2023	2022
	$	$
Balance, beginning of period	338,316	291,084
Juanicipio oversight expenditures incurred 100% by MAG	384	719
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(47)	-
Cash contributions and advances to Juanicipio	24,992	8,140
Total for the period	25,329	8,859
Income from equity accounted Investment in Juanicipio	30,338	40,767
Interest earned, net of recontributions, reclassified to accounts receivable	(3,829)	(2,394)
Balance, end of period	390,154	338,316

During the six months ended June 30, 2023, the Company incurred Juanicipio oversight expenditures of $384 (year ended December 31, 2022: $719), and following the declaration of commercial production at Juanicipio, started to record amortization of these costs. During the six months ended June 30, 2023, the Company recognised amortization of $47 (year ended December 31, 2022: nil). In addition, the Company made cash advances of $24,992 to Juanicipio during Q1 2023 (year ended December 31, 2022: $8,140).

A portion of the investment in Juanicipio is in the form of interest-bearing shareholder loans. For the six months ended June 30, 2023, the Company earned interest net of recontributions amounting to $3,829 (year ended December 31, 2022: $2,394), which has been reclassified to accounts receivable.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

During the six months ended June 30, 2023, MAG recorded $30,338 income from its equity accounted investment in Juanicipio (June 30, 2022: $26,109) as outlined in the following table.

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$	$	$	$
Sales	134,775	55,224	186,257	120,140
Cost of sales:
Production cost	(54,571)	(12,717)	(81,949)	(27,981)
Depreciation and amortization	(17,400)	(5,245)	(25,355)	(8,676)
Gross profit (see Underground Mine Production – Juanicipio Project above)	62,804	37,262	78,953	83,483
Consulting and administrative expenses	(4,158)	(1,376)	(5,657)	(2,908)
Extraordinary mining and other duties	(1,377)	(109)	(1,897)	(212)
Interest expenses	(4,886)	(740)	(8,702)	(740)
Exchange gains (losses) and other	32	763	(2,832)	(58)
Net income before tax	52,415	35,800	59,865	79,565
Income tax (expense) benefit	(6,349)	(8,439)	382	(20,926)
Net income (100% basis)	46,066	27,361	60,247	58,639
MAG’s 44% portion of net income	20,269	12,039	26,509	25,801
Interest on Juanicipio loans - MAG's 44%	2,150	308	3,829	308
MAG’s 44% equity income	22,419	12,347	30,338	26,109

8.	EXPLORATION AND EVALUATION ASSETS

Deer Trail Project

In 2018, the Company entered into an option agreement with a private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail Project in Utah, USA (see ‘Deer Trail Project’ above). The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in December 2022. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,350 over the next 7 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of June 30, 2023, the Company has incurred $22,215 of eligible exploration expenditures on the property).

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Larder Project

In 2022, through the acquisition of Gatling, the Company acquired 100% of the Larder Project in Ontario, for which the Company recognized $15,187 in exploration and evaluation assets.

Fair value of identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payables and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

As at June 30, 2023, the Company has incurred $5,446 spend after acquisition costs, of which $1,797 were drilling costs.

Option Earn-in Project

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company could earn up to a 100% interest in a prospective land claim package in the Black Hills of South Dakota. Although the geological prospect of the property remained encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process resulted in significant challenges being encountered in permitting the property for exploration drilling. The Company provided formal notice that it would not be making the final $150 option payment in May 2022 and concurrently wrote-down the full carrying amount of $10,471 during the quarter ended March 31, 2022. Since then, the Company holds no further interest in the project.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

9.	REVIEW OF FINANCIAL RESULTS

Three months ended June 30, 2023 vs. Three months ended June 30, 2022

	For the three months ended
	June 30,	June 30,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	22,419	12,347
General and administrative expenses	(3,233)	(3,282)
General exploration and business development	(40)	(66)
Operating income	19,146	8,999

Interest income	641	18
Other income	233	-
Foreign exchange gain (loss)	168	(185)
Income before income tax	20,188	8,832

Deferred income tax expense	(798)	(1,270)
Net income	19,390	7,562

Income from equity accounted investment in Juanicipio increased to $22,419 during the three months ended June 30, 2023 (June 30, 2022: $12,347), mainly due to (on a 100% basis) higher net revenues as a result of higher metal volumes and prices ($86,604) less associated higher treatment costs and refining charges (“TCRC’s”) ($7,054), offset by higher depreciation ($12,155) and production costs ($41,854 of which $6,027 relates to plant, $25,521 to movements in inventory, and $10,306 to mining plus general and administrative expenses) driven by operational ramp up. Additionally, exchange losses, interest expenses, taxes, and other costs increased by $6,838 mainly as a result of interest incurred on shareholder loans ($4,145) being completely expensed during Q2 2023, whereas being only partly expensed with the rest capitalized to capital work in progress in Q2 2022.

General and administrative expenses were stable at $3,233 during the three months ended June 30, 2023 (June 30, 2022: $3,282).

Interest income increased to $641 during the three months ended June 30, 2023 (June 30, 2022: $18) as a result of significantly higher cash balance and deposit interest rates compared to the comparative quarter.

Other income of $233 during the three months ended June 30, 2023 (June 30, 2022: nil) is attributable to the amortization of the flow-through premium liability.

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Foreign exchange gain of $168 in the three months ended June 30, 2023 (June 30, 2022: $185 loss) is related to exchange rate changes to the Canadian dollar and Mexican peso relative to the Company’s US dollar functional currency.

Deferred income tax expense of $798 during the three months ended June 30, 2023 (June 30, 2022: $1,270) primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

As a result of the foregoing, net income for the quarter was $19,390 compared to $7,562 net income in the same quarter of the prior year.

Six months ended June 30, 2023 vs. Six months ended June 30, 2022

	For the six months ended
	June 30,	June 30,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	30,338	26,109
General and administrative expenses	(6,505)	(5,552)
General exploration and business development	(142)	(91)
Exploration and evaluation assets written down	-	(10,471)
Operating income	23,691	9,995

Interest income	1,205	119
Other income	360	-
Foreign exchange loss	(12)	(204)
Income before income tax	25,244	9,910

Deferred income tax (expense) benefit	(1,141)	332
Net income	24,103	10,242

Income from equity accounted investment in Juanicipio increased to $30,338 during the six months ended June 30, 2023 (June 30, 2022: $26,109), mainly due to (on a 100% basis) higher net revenues as a result of higher metal volumes and prices ($76,331) less associated higher TCRC’s ($10,214), offset by higher depreciation ($16,679) and production costs ($53,968 of which $9,290 relates to plant, $25,086 to movements in inventory, and $19,592 to mining plus general and administrative expenses) driven by operational ramp up. Additionally, exchange losses, interest expenses, and other costs increased by $15,170 mainly as a result of interest incurred on shareholder loans ($7,962) being completely expensed during the first half of 2023, whereas being only partly expensed with the rest capitalized to capital work in progress in the first half of 2022. A tax benefit variance of $21,308 driven predominantly by non-cash deferred tax credits related to significant movements in the Mexican peso relative to the US Dollar as well as the commencement of use of plant and equipment at Juanicipio.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

General and administrative expenses increased to $6,505 during the six months ended June 30, 2023 (June 30, 2022: $5,552) due to:

•	increase in management compensation and consulting fees to $2,222 (June 30, 2022: $2,023) mainly due to a change in the timing of recognition of the Company’s employee short-term incentive costs which were historically recorded on a cash basis;
•	increase in share-based payment expense (a non-cash item) to $1,775 (June 30, 2022: $1,205) mainly attributable to the initial incentive grants issued to a new executive of the Company. During the six months ended June 30, 2023, in the normal course, the Company granted 236,928 stock options (June 30, 2022: 220,898); 56,425 RSUs (as defined herein) (June 30, 2022: 80,535), and 156,821 PSUs (as defined herein) (June 30, 2022: 79,156). In addition, the Company granted 33,159 DSUs (as defined herein) (June 30, 2022: nil) under the plan and 3,552 DSUs to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (June 30, 2022: nil and 4,104 respectively); and
•	increase in accounting and audit fees to $329 (June 30, 2022: $184) due to the change in timing of recognition of annual audit fees.

Interest income increased to $1,205 during the six months ended June 30, 2023 (June 30, 2022: $119) as a result of significantly higher cash balance and interest rates compared to the comparative period.

Other income of $360 during the six months ended June 30, 2023 (June 30, 2022: nil) is attributable to the amortization of the flow-through premium liability.

Foreign exchange loss of $12 in the six months ended June 30, 2023 (June 30, 2022: $204) is related to exchange rate changes to the Canadian dollar and Mexican peso relative to the Company’s US dollar functional currency.

Deferred income tax expense of $1,141 during the six months ended June 30, 2023 (June 30, 2022: $332 deferred income tax benefit) primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

As a result of the foregoing, net income for the period was $24,103 compared to $10,242 net income in the same period of the prior year.

Other Comprehensive Income (Loss):

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022

Net income	19,390	7,562	24,103	10,242

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(2)	(1)	(3)	(58)
Deferred tax benefit	-	-	-	7
Other comprehensive loss	(2)	(1)	(3)	(51)

Total comprehensive income	19,388	7,561	24,100	10,191

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

In other comprehensive income (loss) during the three and six months ended June 30, 2023, MAG recorded an unrealized mark-to-market loss of $2 and $3, respectively (June 30, 2022: $1 and $58, respectively).

10.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
	$	$
Assets

Current assets
Cash	52,664	29,955
Other current assets	3,272	1,940
Total current assets	55,936	31,895
Non-current assets
Investments	8	11
Investment in Juanicipio	390,154	338,316
Exploration and evaluation assets	43,141	37,259
Property and equipment	296	348
	433,599	375,934
Total assets	489,535	407,829

Liabilities

Current liabilities	4,336	2,663
Non-current liabilities	4,540	3,470
Total liabilities	8,876	6,133
Total equity	480,659	401,696
Total liabilities and equity	489,535	407,829

Cash totalled $52,664 as at June 30, 2023 compared to $29,955 at December 31, 2022, with the increase primarily attributable to proceeds received from a bought deal public offering that closed on February 7, 2023 and a flow-through bought deal private placement that closed on February 16, 2023 as referred to below in ‘Cash Flows - Financing Activities’, offset by a $24,992 cash call from Juanicipio as referred to below in ‘Cash Flows - Investing Activities’ and above in ‘Investment in Juanicipio’. Other current assets as at June 30, 2023 include accounts receivable of $1,294 (December 31, 2022: $708) and prepaid insurance and other prepaid expenses of $1,978 (December 31, 2022: $1,232). Account receivables are comprised primarily of a receivable from Juanicipio related to interest on MAG’s shareholder loan advances (see ‘Related Party Transactions’ below).

The equity accounted investment in Juanicipio balance increased from $338,316 at December 31, 2022 to $390,154 at June 30, 2023 and reflects MAG’s share of earnings from Juanicipio and its ongoing equity accounted investment in Juanicipio, as discussed below in ‘Cash Flows - Investing Activities’ and above in ‘Investment in Juanicipio’.

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Exploration and evaluation assets as at June 30, 2023 increased to $43,141 (December 31, 2022: $37,259) reflecting exploration expenditures incurred on the Deer Trail Project and Larder Project as described above in ‘Exploration and Evaluation Assets’.

Property and equipment of $296 as at June 30, 2023 (December 31, 2022: $348) includes a right-of-use asset recognized under IFRS 16, and exploration camp and equipment.

Current liabilities as at June 30, 2023 amounted to $4,336 (December 31, 2022: $2,663) and are attributable to accrued exploration and administrative expenses, current portion of the IFRS 16 lease obligations, and $2,625 flow-through premium liability.

Non-current liabilities of $4,540 as at June 30, 2023 (December 31, 2022: $3,470) includes the non-current portion of the lease obligation of $69 (December 31, 2022: $140), $409 for a reclamation provision (December 31, 2022: $409) and a deferred income tax liability of $4,062 (December 31, 2022: $2,921), the latter primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

11.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three and six months ended June 30, 2023 and June 30, 2022, respectively:

		For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$	$	$	$

Operating activities before movements in non-cash
working capital	(1,596)	(2,572)	(3,638)	(4,239)
Movements in non-cash working capital	(229)	(2,458)	(1,293)	(2,455)
Operating activities	(1,825)	(5,030)	(4,931)	(6,694)
Investing activities	(282)	(2,916)	(28,271)	(5,584)
Financing activities	(98)	7	55,777	(21)

Effect of exchange rate changes on cash	256	346	134	206

(Decrease) Increase in cash during the period	(1,949)	(7,593)	22,709	(12,093)
Cash, beginning of period	54,613	52,248	29,955	56,748
Cash, end of period	52,664	44,655	52,664	44,655

Operating Activities

During the three and six months ended June 30, 2023, MAG used $1,596 and $3,638 respectively in cash for operations before movements in non-cash working capital, compared to $2,572 and $4,239 respectively, in the three and six months ended June 30, 2022. Less cash was expended in operations before working capital changes in the current period, primarily as a result of management and consulting fees ($382 severance to a former officer of the Company paid in Q2 2022), and insurance premiums (significant reduction in annual director and officer insurance premiums obtained for 2023). MAG’s movements in operating working capital (accounts receivable, prepaid expenses less trade and other payables) in the three and six months ended June 30, 2023 increased by $229 and $1,293 respectively (June 30, 2022: increased by $2,458 and $2,455 respectively) primarily related to timing of receipts of receivables and payments of payables. The total use of cash from operating activities in the three and six months ended June 30, 2023 was $1,825 and $4,931 (June 30, 2022: $5,030 and $6,694 respectively).

24

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Investing Activities

During the three and six months ended June 30, 2023, the net cash used for investing activities amounted to $282 and $28,271 respectively (June 30, 2022: $2,916 and $5,584 respectively). In the three and six months ended June 30, 2023, the Company used cash to fund advances to Juanicipio of nil and $24,992 respectively (June 30, 2022: nil and nil respectively) and expended $164 and $331 respectively (June 30, 2022: $167 and $318 respectively) on it’s own account on the Juanicipio oversight. During the three and six months ended June 30, 2023, the Company received interest (net of tax) of $3,145 and $3,294 respectively from the Juanicipio loans (June 30, 2022: $64 and $129 respectively). In addition, MAG expended $3,263 and $6,242 respectively (June 30, 2022: $2,549 and $3,840 respectively) on its exploration and evaluation properties (see ‘Exploration and Evaluation Assets’ above). During the three and six months ended June 30, 2022, the Company used cash of $250 and $2,653 respectively on Gatling acquisitions costs (see ‘Larder Project’ above). During the six months ended June 30, 2022 and the Company received cash proceeds of $1,111 from the sale of certain equity securities originally acquired as part of its divestiture of non-core exploration properties in prior years.

Financing Activities

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares at a price of $14.65 per common share. On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 Flow-Through Shares at a price of $17.67 (C$23.75) per Flow-Through Share. Share issuance costs for both equity financings amounted to $4,078 yielding net proceeds of $55,613.

In addition, during the three and six months ended June 30, 2023, 21,346 stock options were exercised for cash proceeds of $225 (three and six months ended June 30, 2022: $3,125 stock options exercised for cash proceeds of $32).

25

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

12.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except for per share amounts)):

	2023			2022			2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Income in equity accounted investment in Juanicipio	16,175	7,919	2,877	11,781	12,347	13,762	8,777	1,457
Interest income (1)	641	564	295	216	18	101	22	25
Other income	302	127	-	-	-	-	-	-
General and administrative expenses	3,233	3,272	3,797	3,003	3,282	2,270	3,347	2,212
Net income (loss) (2)	19,390	4,713	(825)	8,227	7,562	2,680	8,662	(2,280)
Net income (loss) per share	0.19	0.05	(0.01)	0.08	0.08	0.03	0.09	(0.02)
Diluted net income (loss) per share	0.19	0.05	(0.01)	0.08	0.08	0.03	0.09	(0.02)

(1)	The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted Investment in Juanicipio (see ‘Investment in Juanicipio’ above) as applicable.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.” Net income from Q4 2021 onwards was positively impacted by processing of more mineralized material than in prior periods (see ‘Underground Mine Production – Juanicipio Project’ above). Net income was negatively impacted in Q1 2022 by a write-down of an exploration and evaluation asset for $10,471 (see 'Exploration and Evaluation Assets - Option Earn-in Agreement' above).

(3)	Income from equity accounted Investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets being brought into use as well as fluctuating feed grades as the operations approach steady state. Q4 2022 lower income in equity accounted Investment in Juanicipio versus Q1-Q3 2022 is mainly due to a lower silver grade from tonnes processed, ranging between 19% and 30% against comparative period. Q2 2023 higher income in equity accounted investment in Juanicipio is mainly due to processing of more mineralized material than in prior periods (see ‘Underground Mine Production – Juanicipio Project’ above), where as a result of completing its start-up phase in March 2023, the Juanicipio processing facility has been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%.

13.	LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2023, MAG had working capital (current assets less current liabilities) of $51,600 (December 31, 2022: $29,232) including cash of $52,664 (December 31, 2022: $29,955) and no long-term debt. At June 30, 2023, Juanicipio had working capital of $94,289 (December 31, 2022: negative working capital of $1,395) including cash of $8,539 (December 31, 2022: $1,102) (MAG’s attributable share is 44%). MAG does not currently receive dividends or have cash flow from operations, and therefore the Company may require additional capital in the future. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings.

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Revolving Credit Facility

In Q4 2021, the Company signed a binding commitment letter for a fully underwritten $40,000 revolving credit facility in order to give MAG additional liquidity and financial flexibility for its 44% share of the Juanicipio development and exploration costs should it be needed. MAG continues to work on customary conditions required to put the facility into place. Until the facility closes, there is no funding available to MAG under the terms of the commitment letter.

Funding of the Juanicipio Project Capex and other Juanicipio related expenditures

With the processing facility completed and full commercial production status achieved on June 1, 2023 (see ‘Processing Facility Construction and Commissioning – Juanicipio Project’ above), all major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain ongoing production levels. Additional funding requirements related to market conditions (i.e. lower metal prices or higher inflation driving higher costs for instance), or additional capital in excess of the operating cash flow generated may be funded by further cash calls required from Fresnillo and MAG.

Miscellaneous Expenditures

Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities. The Company may therefore need to raise additional capital in the future in order to meet these funding requirements. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Expected Use of Proceeds and Financings

On November 29, 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, resulting in net proceeds of $43,242. A reconciliation of the expected use of net proceeds disclosed in the Company’s prospectus supplement dated November 23, 2021 to a short form base shelf prospectus dated April 23, 2020 against the actual use of net proceeds as at June 30, 2023 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to the Juanicipio Project, the Deer Trail Project and other projects	17,500	17,500
Development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project (2021-2022)	16,700	8,140
Working capital and general corporate purposes	9,000	9,000
Variance in previously disclosed expected use of proceeds (1)	-	8,560
Total	43,200	43,200

(1)	The balance of the proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, including 170,000 common shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per common share. A reconciliation of the expected use of net proceeds disclosed in the Company’s short form prospectus dated February 2, 2023 against the actual use of net proceeds as at June 30, 2023 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to the Juanicipio Project, the Deer Trail Project and other projects	17,600	3,593(1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project	14,200	-
Working capital and general corporate purposes	11,700	4,650 (2)
Variance in previously disclosed expected use of proceeds (3)	-	16,432
Total	43,500	19,256

(1)	The Company anticipates $14,007 of the remaining proceeds from the offering will be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)	The Company anticipates $4,818 of the remaining proceeds from the offering will be allocated to working capital and general corporate purposes.

(3)	All proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project, and $2,232 expected to be applied to working capital and general corporate purposes, were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

As noted above in ‘Cash Flows’, MAG expended $6,242, net of $2,069 flow-through eligible expenditures at the Larder Project (year ended December 31, 2022: $14,671), on its exploration and evaluation properties (excluding Juanicipio Project’s exploration expenditures as directly funded by Juanicipio) in the six months ended June 30, 2023, corresponding to the exploration expenditures in the first category in the tables above (November 2021 bought deal: nil remaining; February 2023 bought deal: $4,007 remaining), and MAG used $4,932 (year ended December 31, 2022: $8,718) during the six months ended June 30, 2023 for operations corresponding to the working capital and general corporate purposes above.

In March 2023, MAG advanced $24,992 (December 2022: $8,140) to Juanicipio and estimates that the full amount was used to extinguish substantial tax and mining duty obligations not included in the initial project capital, constituting a re-allocation in the initially anticipated use of funds of $2,232 and $14,200 previously disclosed in the second category (November 2021 bought deal: nil remaining; February 2023 bought deal: $4,818 remaining) and third category (November 2021 bought deal: nil remaining; February 2023 bought deal: nil remaining) respectively, of the foregoing tables. Given the variances mentioned above, the Company does not expect any adverse impact on its ability to achieve its the business objectives and milestones.

Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share. Total proceeds are intended for the Larder Project, whereby plans are being finalized for exploration programs in 2023 and 2024. As at June 30, 2023, the Company incurred $2,069 of eligible spend at the Larder Project ($15,064 remaining).

Other than as set forth above, it is expected that the full use of proceeds from each of the above noted offerings, once expended, will align with the above estimates, and the actuals will be reported in future MD&A, however, there can be no assurances the above objectives will be completed as circumstances may change and a reallocation of the funds may be necessary in order for the Company to achieve its stated business objectives.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

14.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at June 30, 2023 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$

Minera Juanicipio (1)&(2)	-	-	-	-	-

Consulting contract commitments	752	561	114	77	-
Total Obligations and Commitments	752	561	114	77	-

1)	Although MAG Silver makes cash advances to Juanicipio as cash is called by the operator Fresnillo (based on approved Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

2)	According to the operator, Fresnillo, as at June 30, 2023, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $36,331 (December 31, 2022: $47,809) with respect to the Juanicipio Project, both on a 100% basis.

3)	The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 7 ‘Exploration and Evaluation Assets’ of the Company’s unaudited condensed interim consolidated financial statements as at June 30, 2023. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the six months ended June 30, 2023.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at August 7, 2023, the following common shares, stock options, replacement stock options and warrants, RSUs, PSUs and DSUs were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life

Common shares	102,943,682	n/a	n/a
Stock options	1,228,376	C$13.46 – C$23.53	0.1 to 4.6 years
Replacement stock options	27,046	C$21.40 – C$39.91	0.3 to 1.0 years
Performance Share Units (“PSUs”) (1)	328,161	1:1(1)	0.6 to 4.6 years
Restricted Share Units(“RSUs”)	114,848	1:1	0.6 to 4.6 years
Deferred Share Units (“DSUs”) (2)	456,826	1:1	n/a (2)
Fully Diluted	105,098,949

(1) Includes 76,914 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 19,459 PSUs to 136,805 PSUs.

(2) To be share settled, but no common shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local community, or “local ejido”.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks.  A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced an information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

•	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
•	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
•	adopting practices to reduce third-party cyber security risks;
•	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
•	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
•	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

17.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine conflict, supply chain disruptions and rising interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and advancement of mineral projects activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounter tribal, First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

32

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023 bringing the amendments into law on May 9, 2023. The Company is conducting a thorough review and evaluation of potential implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and are pending adjudication. Juanicipio is committed to monitoring these judicial proceedings with the utmost attention.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form dated March 27, 2023 available on SEDAR+ at www.sedarplus.ca and incorporated by reference herein.

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 12 of the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2023. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 11 of the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2023.

33

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

19.	OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

20.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

During the three and six months ended June 30, 2023 and June 30, 2022, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$	$	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	59	64	137	132
Travel and expenses	16	7	29	15
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	14	27	27
Field exploration services	41	48	78	88
Share-based payments (non-cash)	122	124	235	210
	252	257	506	472

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at June 30, 2023 is $73 related to these services (December 31, 2022: $104).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo property to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

34

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2023 (%)	2022 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	(44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

Minera Juanicipio was created for the purpose of holding the Juanicipio property and is held 56% by Fresnillo and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio processing facility and mining equipment, to be leased to Minera Juanicipio.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,318,466 common shares of the Company as at June 30, 2023, as publicly reported by Fresnillo. Juanicipio is governed by shareholder agreements and corporate by-laws. All costs relating to the project and Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio.

As at June 30 2023, Fresnillo and the Company have advanced $289,507 as shareholder loans (MAG’s 44% share $127,379) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2% up to May 31, 2023, and thereafter June 1, 2023 at 1 and 6 month SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. Capitalized interest net of recontributions in 2022 of $1,336 was applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry. From January 2023 with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by the Company for the six months ended June 30, 2023 totalling $3,829 (year ended December 31, 2022: $1,058) has therefore been included in the income from its equity accounted Investment in Juanicipio.

During the three and six months ended June 30, 2023 and June 30, 2022, compensation of key management personnel (including directors) was as follows:

35

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

		Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries and other short term employee benefits	704	412	1,205	828
Severance paid to a former executive	-	382	-	382
Share-based payments (non-cash)	704	354	1,358	603
	1,408	1,148	2,563	1,813

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer (the “CEO”), the CFO and the Chief Sustainability Officer.

21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgements

In preparing the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2023, the Company made judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2023, have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2022, except as noted herein.

Declaration of commercial production at Juanicipio

The Juanicipio mine and related mining infrastructure achieved commercial production on January 1, 2022. Following a successful commissioning period, the Juanicipio processing facility has been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%. With all major construction activities completed and the Juanicipio mine, processing facility and other vital systems all operating in line with, or rapidly approaching nameplate (Juanicipio demonstrating its ability to sustain ongoing production levels), commercial production was declared effective June 1, 2023.

With the declaration of commercial production, Juanicipio began depreciating all assets related to processing and associated facilities, in addition, the Company commenced depreciating exploration expenditures at Juanicipio that were capitalized in accordance with the Company’s accounting policies as well as project oversight expenditures incurred by MAG.

(b)	Significant estimates

The preparation of the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2023 in conformity with IFRS required management to make estimates and assumptions that affected the amounts reported and disclosed. These estimates were based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months have been set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2022.

36

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

22.	CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2023 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

23.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at June 30, 2023.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The board of directors (the “Board”) approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and six months ended June 30, 2023 were approved by the Board on August 4, 2023. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of June 30, 2023 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

37

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

There have been no changes in internal controls over financial reporting during the three months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24.	ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form dated March 27, 2023 is available for viewing under MAG’s profile on the SEDAR+ at www.sedarplus.ca and on SEC’s EDGAR website at www.sec.gov.

25.	CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

•	statements that address our expectations, including anticipated timing, with respect to the ramp-up to the nameplate 4,000 tpd milling rate at Juanicipio;
•	statements that address our expectations regarding exploration and drilling;
•	statements regarding production expectations and nameplate;
•	estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates;
•	the estimation of Mineral Resources;
•	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
•	the anticipated impact on the Company’s business and operations from the re-allocation of proceeds received from the Company’s recent public offerings;
•	expectations and estimates regarding use of proceeds;
•	the expected capital, sustaining capital and working capital requirements at the Juanicipio Project, including the potential for additional cash calls;

38

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

•	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
•	expected upside from additional exploration;
•	expected capital requirements and sources of funding;
•	statements regarding legal challenges to the amended Federal Mining Law;
•	statements regarding the 2022 Sustainability Report, including the contents therein; and
•	other future events or developments.

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks relating to the development of the Juanicipio Project and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

39

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2023

(expressed in thousands of US dollars except as otherwise noted)

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

Investors are cautioned not to assume that any part, or all, of the mineral deposits categorized as “Inferred Mineral Resources” or “Indicated Mineral Resources” will ever be converted into Mineral Reserves. “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

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